

December 30, 2010

Daniel P. Hoffman
President
Citicorp Mortgage Securities, Inc.
1000 Technology Drive
O'Fallon, MO 63368-2240

> **Re:** **Citicorp Mortgage Securities, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed December 20, 2010**
> **File No. 333-170683**

Dear Mr. Hoffman:

We have reviewed your response to our prior comment letter to you dated
December 2, 2010 and have the following additional comments.

Prospectus Supplement

The Mortgage Loans, page 13

1. Please revise this section to provide the form disclosure describing the material
   characteristics of the mortgage loans in the mortgage pool. Refer to Item 1111 of
   Regulation AB.

2. We note your response to prior comment five and the bracketed disclosure on
   page 13. Please provide us the form disclosure describing the exceptions from the
   underwriting guidelines that may be granted in a takedown.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Jordan M. Schwartz, Esq.
        Cadwalader, Wickersham & Taft LLP
        Via facsimile (212) 504-6666